Exhibit 99.1

NEWS RELEASE
NASDAQ: ELBM
TSX.V: ELBM

Electra Receives Extension from NASDAQ to Resolve Minimum Price Requirement

Toronto, Ontario – (March 21, 2024) – Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) announced today it has received an additional 180-days notice (the “Extension”) from The Nasdaq Stock Market LLC (“Nasdaq”) to regain compliance with the minimum bid price requirement ("Minimum Bid Requirement") of US$1.00 per share under Nasdaq’s Listing Rule 5550(a)(2).

The Extension has no immediate effect on the listing or trading of the Company’s common shares (the “Shares”) on the Nasdaq, and the Company's operations are not affected by the receipt of the Extension. Pursuant to the Extension, the Company has until September 16, 2024 to regain compliance with the Minimum Bid Requirement, during which time the Shares will continue to trade on Nasdaq.

If at any time before September 16, 2024, the bid price of the Shares closes at or above US$1.00 per Share for a minimum of 10 consecutive business days, the Company will regain compliance with the Minimum Bid Requirement. The Extension does not have any impact on the listing of the Shares on the TSX Venture Exchange.

Company Update

Further to its news releases dated February 27, 2024 and March 13, 2024, the Company has issued an aggregate of 843,039 Shares at a deemed issue price of $0.6439 per Share in satisfaction of a portion of the interest payable to certain of the holders of US$51 million principal amount of 8.99% senior secured convertible notes. The deemed issue price was calculated at 95% of the simple average of the volume weighted average trading price of the Shares for each of the five trading days ending on, and including, March 20, 2024.

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials. Currently focused on developing North America’s only cobalt sulfate refinery and a black mass refinery, Electra is executing a multipronged strategy to onshore the electric vehicle supply chain. Keys to its strategy are integrating black mass recycling and nickel sulfate production at Electra’s cobalt refinery located north of Toronto, advancing Iron Creek, its cobalt-copper exploration-stage project in the Idaho Cobalt Belt, and expanding cobalt sulfate processing into Bécancour, Quebec. For more information, please visit www.ElectraBMC.com.

Contact

Heather Smiles

VP, Investor Relations & Corporate Development

Info@ElectraBMC.com

1.416.900.3891

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Such forward-looking statements include, without limitation, statements regarding regaining compliance with the Minimum Bid Requirement. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and with on EDGAR at www.sec.gov. Other factors that could cause actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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